[LOGO NAYNA]

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                                 April 14, 2005


VIA EDGAR

Ms. Babette Cooper
Staff Accountant
United States Securities and Exchange Commission
Washington, D.C. 20549

RE:   Nayna Networks
      Commission file number: 0-13822
      Form 8-K 4.01 filed April 8, 2005

Dear Ms. Cooper:

We are writing in response to your letter to Nayna Networks, Inc. (formerly Rescon Technology Corporation) dated April 12, 2005 with respect to the above-referenced filing. In response to the Staff's comment, we have revised
Item 4.01 of the Form 8-K filed on April 8, 2005 to state that our former accountants were dismissed and are filing an updated letter from our former accountants relating to this revised disclosure.

In connection with responding to the Staff's comments, we hereby acknowledge that:

      o We are responsible for the adequacy and accuracy of the disclosure in the filing;

      o Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to filing; and

      o We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning the foregoing, please call the undersigned at (408) 956-8000. Thank you for your assistance.


Sincerely,


Michael Meyer
Chief Financial Officer


              180 Rose Orchard Way, Suite # 100 San Jose, CA 95134
                    Phone (408) 956-8000 Fax (408) 956-8730